Exhibit 99.2

Guardforce AI Signs Non-binding Letter of Intent to Acquire

Leading AI-Powered Speech Therapy and Development Platform

NEW YORK, February 9, 2026 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing Agentic AI, smart solutions in automation, robotics, and secured logistics, today announced it has entered into a non-binding Letter of Intent (LOI) to acquire 100% of the issued and outstanding share capital of MGAI Limited (“MGAI”), a pioneer in AI-driven solutions for speech therapy and development management and rehabilitation services.

Utilizing advanced AI technology and one of China’s largest domestic databases for children’s language development assessment, MGAI has built a service ecosystem combining proprietary AI-supported software, cloud-based SaaS tools, professional training systems, and integrated hardware solutions.

The platform supports a wide service network including patients, rehabilitation professionals, hospitals, rehabilitation institutions, and educational organizations. To date, MGAI’s ecosystem has served more than 110,000 patients and has over 20,000 registered rehabilitation professionals.

MGAI plans to expand beyond Mainland China through established distribution channels into Hong Kong, Singapore, and Taiwan.

“This LOI represents a perfect acquisition for us,” said Guardforce AI Chairwoman and CEO Lei Wang. “MGAI provides a real-world AI application platform where professional rehabilitation expertise can be structured, digitized, and scaled. By integrating MGAI into our AI Agent framework, we expect to transform individual professional knowledge into scalable AI-enabled service capabilities and create new recurring, high-margin digital service opportunities while expanding our presence in healthcare-related AI applications.”

The LOI describes a share purchase transaction subject to the completion of due diligence, execution of a definitive purchase agreement, and satisfaction of customary closing conditions.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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